Filed by ARRIS Group, Inc. (SEC File No. 000-31254)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pace plc

Date: July 30, 2015

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JULY 29, 2015 / 9:00PM, ARRS - Q2 2015 ARRIS Group Inc Earnings Call

CORPORATE PARTICIPANTS

Bob Puccini ARRIS Group, Inc. - IR

Bob Stanzione ARRIS Group, Inc. - Chairman & CEO

David Potts ARRIS Group, Inc. - EVP & CFO

Larry Robinson ARRIS Group, Inc. - President of Customer Premises Equipment

Bruce McClelland ARRIS Group, Inc. - President of Network and Cloud

CONFERENCE CALL PARTICIPANTS

Mark Sue RBC Capital Markets - Analyst

Amitabh Passi UBS - Analyst

Simon Leopold Raymond James & Associates, Inc. - Analyst

Joseph Wolf Barclays - Analyst

Doug Clark Goldman Sachs - Analyst

Tim Quillin Stephens Inc. - Analyst

Greg Mesniaeff Drexel Hamilton - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Q2 2015 ARRIS earnings conference call. My name is Haley and I am your event manager today.

(Operator Instructions)

As a reminder, this call is being recorded for replay purposes. I would like to turn the call over to Mr. Bob Puccini, Investor Relations. Please proceed, sir.

Bob Puccini - ARRIS Group, Inc. - IR

Thank you, Haley. Welcome, everyone to the ARRIS conference call with Management. This afternoon we will be discussing our second-quarter 2015 results, which were released after close of markets today. We will be using a series of slides during our webcast, which are posted on the ARRIS website in the Investor Relations section.

With us here at ARRIS headquarters are Bob Stanzione, ARRIS Chairman and CEO; David Potts, ARRIS Executive Vice President and Chief Financial Officer; Larry Robinson, President of Customer Premises Equipment; Bruce McClelland, President of Network and Cloud; and Patrick Macken, Senior Vice President, General Counsel. There will be a replay of this entire call available, including our sides, on our corporate website for the next 12 months.

Before we begin, could we go to slide — page 3, please. During this call we may be making forward-looking statements including our outlook and expectations for our industry in general, estimated revenue and earnings, certain financial operating metrics, the timing and introduction of new products and technologies, anticipated spending patterns by some of our customers and expected sales levels of various product categories and the completion of pending transactions.

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JULY 29, 2015 / 9:00PM, ARRS - Q2 2015 ARRIS Group Inc Earnings Call

It is important to note that actual results may differ materially from those suggested by any forward-looking statements which may be made during today’s call. For further information in this regard and for specific examples of risks that could cause actual results to differ materially from these forward-looking statements, please see our recent filings with the SEC. Finally, under the UK takeover code and SEC regulations, we are limited in what we can discuss with respect to the Pace Acquisition.

We have created a special section on our website under the Investor Relations section where we will post all material documents related to that transaction, including those filed with the SEC. We urge investors to visit that portion of our website for additional information.

Now, if we could go on to slide 4, I’d like to turn it over to Bob Stanzione. Bob?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Thanks, Bob, and good evening, everyone. I will start with a brief overview of Q2 highlights and then Dave will do the financials and Larry and Bruce will give the segment updates. Let’s move to chart 5.

Sales, margins and non-GAAP earnings were all up quarter-over-quarter, although not as much as we originally thought back in April when we did our last call. And as expected, they were down compared to the second quarter of last year when we were in the midst of launching an unprecedented number of new products.

Both segments experienced sequential top-line growth. However, strong performance in the Network & Cloud business drove most of the quarter-over-quarter improvement.

In North America, cable sales were up and telco sales were down quarter-over-quarter. International sales were 29% of the total, up from 27% in Q1. The strong dollar continues to pressure the business, but in spite of that, we had our best quarter ever in Latin America since the Motorola Home transaction two years ago. Now on to chart six.

A few of the notable events in the quarter that we will be commenting on include our Pace announcement, which I will talk about a little bit later. Bruce will talk about our joint venture with Charter for ActiveVideo. I will point out that those results are partially reflected in Q2 and will be fully included in Q3.

Dave will describe our revised debt agreement that’s giving us better terms and more flexibility going forward. With that, on to Dave for the financial highlights.

David Potts - ARRIS Group, Inc. - EVP & CFO

Great, Bob. Thanks, everybody and thanks for joining this afternoon. Turn to chart 8, please, and we will look at some of the financial highlights.

Sales in the second quarter were $1.260 billion and this compares to $1.215 billion in the first quarter of 2015 and $1.429 billion in the second quarter of 2014. Gross margin was approximately 28.9% in the second quarter, up from 27.7% in the first quarter of 2015, reflecting the change in product mix, as we proportionally had more network and cloud sales in the quarter.

Gross margin was 29.3% in the second quarter of last year. Non-GAAP EPS was $0.53 in the quarter and compares to $0.44 in the first quarter of 2015 and $0.70 in the second quarter of last year.

Our second quarter 2015 GAAP EPS was a profit of $0.11, which compares to $0.13 in the first quarter of 2015 and $0.26 in the same period last year. As always, a reconciliation of our GAAP to non-GAAP results is attached to the press release and can also be found on our website.

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JULY 29, 2015 / 9:00PM, ARRS - Q2 2015 ARRIS Group Inc Earnings Call

We ended the quarter with $623 million of cash resources and we generated $69 million of cash from operating activities in the second quarter. Our backlog at the end of the quarter was $651 million and our book-to-bill ratio was 0.94. Let’s turn to chart 9, please.

Some sales details: again, sales in the quarter were $1.260 billion, sales of CPE segment were $838 million, up $16 million or 2% from Q1, but down $185 million or 18% from the second quarter of last year. Relative to last year, we have lower US telco sales as a result of lower video subscriber ads by our customers. We also have lower US cable sales resulting from aggressive role-outs by some customers last year. Larry will get more into that in a while.

Sales in Network & Cloud were $422 million, up $29 million or 7% from the first quarter and up $12 million or 3% from the second quarter of last year. We had three 10% customers in the second quarter, which in total accounted for 45% of our overall sales. As Bob mentioned, our international sales were $367 million in Q2 or about 29% of our total revenue and is up from $324 million or 27% of sales in the first quarter. Let’s turn to slide 10, please.

On this chart, we break out sales and direct contribution. As a reminder, we have two segments: CPE and Network & Cloud.

Sales in Network & Cloud were $422 million in the quarter with a direct contribution of $118 million and sales of CPE were $838 million in the quarter with a direct contribution of $150 million. Let’s turn to chart 11, please.

Operating expenses in the quarter were $243.5 million and were up from Q1, but down from the second quarter of 2014. I will highlight we are consolidating the financial results of our recent AVN acquisition.

In the second quarter, we included two months of expenses or about $4 million in Q3 we forecast about $6 million. R&D was $136 million in the quarter, up from $132.5 million in the first quarter and down from $144 million in the second quarter of 2014. The increase quarter-over-quarter primarily reflects inclusion of AVN; that was about $2 million, annual merit increases of about $2 million and increased R&D material spend of about $2 million. These were offset partially by a reduction in depreciation.

SG&A was $107 million in the second quarter, up from $100 million in the first quarter and down from the second quarter of 2014 of $112.4 million. The increase quarter-over-quarter is primarily a result again of the AVN acquisition, which was about $2 million, some increased selling and marketing costs of $3 million and higher bad debt expense of about $2 million in the quarter. Included in R&D and SG&A was about $14 million of equity compensation expense, which compares to $12 million in the first quarter of this year.

In the second quarter of 2015, we incurred about $11.4 million of acquisition and integration costs and these increased quarter-over-quarter as a result of our Pace Acquisition. Let’s turn to chart 12, please.

Let me now touch on some of the cash and some of the key cash items. We ended the quarter with cash and investments of approximately $623 million, down $9 million from the end of the first quarter. Cash generated from operating activities was $69 million in the quarter. On this chart I have highlighted some of the key items.

First and very importantly, the element of earnings which were cash-based were approximately $129 million. We used about $60 million for working capital in the quarter. Part of the usage was the result of $20 million of liabilities we assumed during the AVN transaction, which were paid out during the quarter. In the quarter, we had CapEx of about $13 million.

In the quarter, we completed the acquisition of AVN. The overall purchase price was $135 million. As a reminder, we own 65% while Charter owns 35%. So our part was $88 million or if you like, 65% of the $135 million.

Both parties also provided post-closing working capital funding of $20 million in the aggregate and again, our portion at 65% was $13 million. Please also note we are fully consolidating AVN, so 100% of the AVN results are included in our line-item P&L results and the non-controlling interest is backed out on the single line. Also, 100% of the balance sheet line items are also consolidated, so you will see in our cash flow an investment of $98 million.

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JULY 29, 2015 / 9:00PM, ARRS - Q2 2015 ARRIS Group Inc Earnings Call

Let me bridge that for you. $98 million is 100% of the $135 million purchase price plus 100% of the $37 million of assumed liabilities. Again, since we consolidate, we will won’t report 100% of these values.

In the financing sections, we show a $15 million outflow for debt repayments. These repayments relate to the debt we assumed as part of the AVN acquisition. For clarity, given that we refinanced our credit facility this quarter, no mandatory payments were due and in fact, paid in the second quarter related to our credit facility.

Lastly, in the financing section is a $54 million contribution for the non-controlling interest in AVN. This too arises because we consolidate AVN. The math behind that number is Charter’s 35% of the $135 million purchase price or $47 million plus Charter’s 35% of the $20 million post-close working capital funding for $7 million. The AVN piece can be a bit confusing, and if necessary, please talk to Bob Puccini afterwards and he can walk you through some of the numbers or we are happy to help you through that.

Lastly, I am very pleased to report we successfully completed the amendment and extension of our credit facility in the second quarter. This is a very important step. Let me provide a few key highlights.

The term loan A of $990 million in the revolver, which the revolver has been increased to $500 million from $250 million, has been expanded out 26 months. Said differently, our facility now expires in June 2020, 5 years from now.

We were able to negotiate a lower amortization. We are also able to negotiate a better pricing grid. We also improved the leverage ranges at which we can achieve lower interest rates. We were also able to negotiate better terms, in particular, those related to restricted payments, acquisitions and investments.

We created a new $800 million delayed-draw term loan A-1 facility to handle the Pace acquisition, a very good result for us. Let’s turn to slide 13. Let’s turn to the guidance for the third quarter.

At this point, we estimate we will have sales of about $1.210 billion to $1.260 billion. We anticipate that non-GAAP earnings will be $0.52 to $0.58 and GAAP earnings of $0.17 to $0.23.

We have provided a reconciliation of our guidance attached to this presentation. That too, you can find on our website.

We estimate that our diluted share count will be about 150 million shares. We estimate our non-GAAP tax rate to be about 35%.

Thanks and over to you, Larry.

Larry Robinson - ARRIS Group, Inc. - President of Customer Premises Equipment

Thanks, Dave. Now, let’s turn to chart 15 and look at the customer premises equipment highlights.

The CPU segment momentum continued through the quarter with particular strength in our broadband portfolio as demand for the latest in high-speed Internet services and the associated advanced gateways remained robust. Sequential quarter sales were up slightly as we continued to encounter the ongoing CapEx and business pressures associated with our telco customers. Direct operating profits were consistent with Q1.

As expected, the year-over-year comparison reflected decrease in both sales and direct operating profits, as Q2 2014 included record level CPE shipments, as certain significant customers were implementing new product introductions and platform transitions. Consistent with the overall segment, our video CPE portfolio saw volumes decrease.

Telco area experienced notable headwinds as our customers faced a particularly difficult quarter with respect to video customer growth, ongoing 4,000 subscribers between the AT&T U-verse and Verizon FiOS services. In terms of cable unit volumes, they were down somewhat from the previous quarter as we experienced lower demand from certain customers. They also saw the adverse effects of the strong US dollar and industry consolidation influence our shipments during the period.

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JULY 29, 2015 / 9:00PM, ARRS - Q2 2015 ARRIS Group Inc Earnings Call

With regard to key product introductions, we successfully launched next version of the XG1 cloud and as we achieved product qualification and ramped up production efforts. Certainly, a significant milestone related to our ongoing participation in the X1 market activity. In the IPTV area, we grew our international presence with the launch of a new Tier 1 customer in Europe.

Finally, as we worked to expand the number of choices for our customers in terms of user experience offerings, we announced the INTX show in Chicago, a partnership with TiVo, which combines our DCX3635 video gateway platform with their software and cloud-based services. Now, let’s turn to chart 16.

As mentioned in our segment highlights, the broadband CPE area reflected solid growth, sequentially. Many of our customers continued to aggressively deploy next-generation high-speed data and voice gateway devices, resulting in strong sales performance. We continue to see operators invest in more advanced platforms capable of delivering up to gigabit speeds and the latest in Wi-Fi technologies.

80% of our broadband devices shipped during the quarter were Wi-Fi enabled. This reflects both DSL and DOCSIS technologies. The trend towards advanced Wi-Fi remains a real positive, as this will further drive an industry upgrade cycle as consumers demand more from their in-home networks.

During the quarter, we successfully introduced a next-generation voice gateway incorporating deployment options for either our latest Touchstone firmware or the RDKB software stack. Latin America was also a notable bright spot, as we experienced nice growth with our DOCSIS products, even in light of the FX related challenges.

In the DSL area, we advanced our development efforts and prepared to enter trial activities, which incorporate G.fast capabilities. Customer interest and momentum for next-generation solutions remain strong and we’re continuing our investments in gigabit-capable devices, including not only G.fast, but also 32 downstream and DOCSIS 3.1 cable solutions.

I will now turn it over to Bruce.

Bruce McClelland - ARRIS Group, Inc. - President of Network and Cloud

Thanks, Larry. Let’s turn to chart 18.

Momentum in our network and cloud business continued to be solid in the second quarter, with sales up 3% and direct operating profit up 12% year-over-year. The strongest growth came from our HFC and professional services businesses and we had another very solid quarter of CMTS sales.

Quarter-over-quarter, sales increased 7% and direct operating profit increased by 25%. The increased mix of HSC and video systems equipment shipments, along with increased margin contribution from CMTS software license sales contributed to this strong result. We anticipate this positive mix trend to continue in the third quarter.

We had several notable announcements in the second quarter, including the work we have done to create a turnkey service provider Wi-Fi solution that combines both ARRIS and partner products into a managed service offering. This is to support rapid roll-out of services such as community Wi-Fi and Homespot, that leverage the ever-growing footprint of Wi-Fi enabled devices.

We completed the formation of the ActiveVideo joint venture with Charter and are very pleased with the customer response to this initiative. The joint venture financial results are consolidated within the network and cloud financials and had a modestly dilutive effect in the second quarter. We expect the dilution will be a bit larger in the third quarter as the team completes several important deliverables and revenue recognition accelerates in the fourth quarter. Please turn to chart 19.

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JULY 29, 2015 / 9:00PM, ARRS - Q2 2015 ARRIS Group Inc Earnings Call

As I mentioned, E6000 sales in the second quarter were very consistent year-over-year and quarter-over-quarter. We reached a new record level of more than 750 new chassis shipments in the quarter and had one of our best quarters from a downstream capacity shipment perspective.

Notably, we are starting to see a larger mix of channel licenses now that operators are adding capacity to systems previously deployed. We do expect sales to be down slightly in the third quarter as current capacity is installed and deployed.

We’d reported last quarter on our new project with NBN in Australia. Work on the program has really accelerated and we have a significant services engagement underway to assist with planning and deployment.

The combined team has hit all of the initial milestones and is on track for the system-level pilot testing in November this year and commercial launch in second quarter 2016. Some portion of the project revenue is deferred until customer acceptance later this year and early 2016. We also recently announced an important project with Suddenlink Communications, where they are deploying the E6000 to be able to achieve gigabit per second speeds for their subscribers.

The project leverages our professional services team to accelerate deployment. And our DOCSIS 3.1 development is progressing very well and we are on track for initial field trials later this year.

As mentioned on our last call, we are seeing a real surge in demand for our Access and Transport products. Our customers around the world are making significant investments in their HSC networks to add capacity and prepare for deployment of DOCSIS 3.1 services. We definitely see this continuing in the third quarter and are excited about initial deployments of our new Hybrid PON RF over glass AgileMax product.

I am sure you have seen our announcement last week that we agreed to sell our TeleWire supplies business to Technetix. We expect the transaction to close in early fourth quarter. This business is no longer strategic for ARRIS and in the hands of Technetix will be a real positive for our customers. Please turn to chart 20.

Touching on a few highlights within our video systems product line, we achieved an important milestone in the second quarter with deployment of a new network DVR recording platform that significantly increases the storage and recording capacity. We’ve also made progress providing an integrated multicast IP video solution with ARRIS products combined with the Akamai CDN platform. We are getting positive industry feedback on our latest video processing platform, the ME-7000. In our cloud business, we launched two new Moxi Whole Home Solution customers in the second quarter.

Finally, we continue to see strong momentum in revenue growth in our professional services business with the NBN and Liberty Global programs really anchoring the business and providing proof points of our capabilities. This will certainly be a strong year for the services team.

With that, Bob, back to you.

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Thanks, Bruce. Let’s go to chart 22 and I will give you a brief update on the Pace transaction.

As we announced in April, this transaction significantly increases our scale, our international presence and it provides us with a large entry into the satellite video segment, which is significant given the recent closing of the AT&T DirecTV deal. The deal is expected to be $0.45 to $0.55 accretive to non-GAAP earnings in year 1. It’s being done with a combination of stock and cash that leave us with a strong balance sheet and flexibility for future growth.

Since April, we’ve applied for regulatory approvals in six jurisdictions and so far have received approvals from Germany and South Africa. A second request from the US Department of Justice came in June. We have been working with them and other foreign regulators in response to their questions.

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JULY 29, 2015 / 9:00PM, ARRS - Q2 2015 ARRIS Group Inc Earnings Call

In July, we filed our S-4 with the SEC and expect comments in the coming week or so. Shareholder votes should occur in the fall.

Integration planning is well underway and we still expect the transaction to be completed before the end of the year. With a broader portfolio of equipment, software and services, we will be able to invest even more aggressively in new innovative solutions for customers worldwide. We really remain enthusiastic about the potential benefits of this combination. Then on to chart 23 for some comments on the Q3 guidance.

We see demand in US cable actually increasing and improving in the third quarter. However, it’s being offset by further weakness in the telco business, as we expect AT&T to pivot its video investment toward satellite delivery following the close of their DirecTV acquisition. Also, Verizon is facing a potential union worker strike in addition to the growth challenges associated with the first half subscriber results.

The strong dollar will continue to weigh on the international business, but at the same time, we expect to be closing on the Pace transaction and will enter 2016 with a stronger portfolio of products. As we look into 2016, we have visibility toward a promising pipeline for growth. Growing expansion of gigabit services and the demand for improved Wi-Fi will continue to drive investment in the network and in the home.

2016 will mark the launch of the highly anticipated DOCSIS 3.1 technology and an acceleration towards all IP networks. We’ll see growth in the initiatives that we have mentioned before such as National Broadband Network in Australia and new projects with Liberty Global. As the Charter, Time Warner Cable and Bright House integration plans become clear, the uncertainty over industry structure should be behind us by year end. We have great relationships with all of these service providers and expect to see increased capital investment in 2016.

With that, the fundamentals of the business are strong and we remain solidly profitable and we are poised for growth in 2016. Now, we will open the line for questions.

Bob Puccini - ARRIS Group, Inc. - IR

Haley, if you would, come back on the line and let our participants know how to ask their questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Your first question comes from Mark Sue, RBC Capital Markets.

Mark Sue - RBC Capital Markets - Analyst

Thank you. This is [Demitri Borne] on behalf of Mark Sue. Just looking at the revenues having materially slowed versus last year, Bob, if you could talk about the businesses, if you are seeing this as a temporary pause in CapEx and subscriber ads? Or is there, considering the cable and Telco, [CP] volumes have been fairly down, is there something of a more structural challenge that you are seeing in the business on see the CP side?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

I think it’s two things. One is that in the middle of last year we were launching what I mentioned as an unprecedented number of new programs. For example, we were launching the Verizon VMS service and filling the warehouse and the pipeline at Verizon for that launch. We were growing our business in the X1 platform. We were introducing new products in AT&T and others that I will let Larry expound on further.

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JULY 29, 2015 / 9:00PM, ARRS - Q2 2015 ARRIS Group Inc Earnings Call

In the intervening period, of course, we did see a slowdown in subscriber ads occur on the telco side of the Business. Most of the reduction that we are seeing from 2014 to 2016 has been in the telco sector. We are seeing growth in other areas. For example, international is growing for us in spite of the pressure that we’re getting because of the strong dollar. Larry, would you add anything to that?

Larry Robinson - ARRIS Group, Inc. - President of Customer Premises Equipment

No, I would just agree that this time last year, the first half of last year, there were a number of product transitions that were taking place, as Bob mentioned, both in terms of some of the legacy [quam] set tops that were in their final phases of shipment coupled with the ramping of many of the platforms Bob just cited across a variety of our customers.

Mark Sue - RBC Capital Markets - Analyst

Okay, thank you. If you could provide some thoughts on the Cisco Technicolor deal. What does that mean in terms of the broader market for you now that [Cisco’s] selling the business? Do you expect ARRIS to gain some share and, if so, how much?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

I would say the impact is neutral. We’ve been competing with those two companies for years, both Technicolor and Cisco. I would imagine that the competition will continue to be fairly aggressive, as it has been in the past. I don’t see it as really changing the landscape that much.

Mark Sue - RBC Capital Markets - Analyst

Thank you. And finally, talking about the Comcast X1 platform and they had a good [bill] last year, the pace of deployments was pointing them to a multi-year cycle. Do you see Comcast now re-accelerate that spending or is that more of a methodical spend?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Yes, I continue to see Comcast move very aggressively towards not only securing new customers with their X1 platform, but upgrading some of their existing customers. I think that momentum has continued from last year into this year. What we referenced today was that transition between an XG1, what they are referring to as a B1 to the latest platform. And that’s what we were able to get qualified and begin ramping in terms of production during Q2 of this year.

Larry Robinson - ARRIS Group, Inc. - President of Customer Premises Equipment

Of course, on top of that, there’s a very strong push on the part of many of our customers, Comcast certainly included, to improve their broadband experiences with new devices in the home, as well as with higher broadband speeds and we’re playing on both ends of that, the network as well as the home.

Mark Sue - RBC Capital Markets - Analyst

Thank you. All the best, folks.

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Thank you.

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JULY 29, 2015 / 9:00PM, ARRS - Q2 2015 ARRIS Group Inc Earnings Call

Operator

Our next question comes from Amitabh Passi, from UBS. Please go ahead.

Amitabh Passi - UBS - Analyst

I had a couple of questions. Dave, if I could start with you, can you help us understand how we should be thinking about cash flow for the back half of this year? I think year to date you’re barely positive from a cash flow from operations perspective. I want to get a better handle on how we should think about the second half.

David Potts - ARRIS Group, Inc. - EVP & CFO

Yes, the receivables have increased from the beginning of year. In fact, if you go back in [summer] our pattern has always been that way. I’d say that part of it is that we have a greater international mix, which generally, as I think you cited North America, terms are often longer. I do think we have some impact from the strengthening of the US dollar and probably a little bit slower payment. Frankly, if you get inside of it and look at some of the customers, it really is timing of sales within quarters that I think have impacted how the receivables have grown.

So if there tends to be greater sales in the last few weeks of the quarter, we will probably have more in accounts receivable. I would think that we would see some reduction in receivables as the year goes on. Again, it really will be much around the payments of that. On the payable front, we’re probably a little high and that should come down. Be that as it may, I do believe we should have reasonably good free cash flow in the second half of the year.

Amitabh Passi - UBS - Analyst

Okay and a question on gross margin. I apologize if you touched on this. When I look at trends year over year, your metric is skewed more towards Network & Cloud, which I presume should have been more favorable for gross margin, yet gross margins are down year over year. Any insight there in terms of what the dynamics are affecting gross margin?

Bruce McClelland - ARRIS Group, Inc. - President of Network and Cloud

It’s not much different from last year. I think it’s 30 basis points, if that. Quarter over quarter we had a higher mix of Network & Cloud included in there. I would have to go back and look at year on year for you, Amitabh.

Amitabh Passi - UBS - Analyst

Bob, one for you or maybe for Larry, cable unit volumes were down, I think our 17% year over year for video CPE. You touched on a few of the highlights. I’m trying to understand better the dynamics in cable, especially given that your largest cable customer’s CapEx is up 15% year over year. I wanted to understand the dynamics better and if you could also expand on ASP trends, both in video and broadband CPE, that would be very helpful.

Larry Robinson - ARRIS Group, Inc. - President of Customer Premises Equipment

Sure. Looking year over year, as I referenced, I attribute Q2 of last year, a lot of things were happening in terms of cable set-top box shipments. I mentioned that we were still shipping what I am referring to as legacy quam set tops in some pretty significant volumes as we still saw some customers finishing up some of their all-digital market efforts. Couple that with the launch of a couple, obviously, large customers with video gateway platforms and kind of building up the channel as Bob mentioned in his comments earlier.

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JULY 29, 2015 / 9:00PM, ARRS - Q2 2015 ARRIS Group Inc Earnings Call

Obviously, those two things did not repeat this Q2. We also saw in Q2 of this year, a little bit of a slowdown with one of our larger customers that was, I will say in the process of switching platforms. When I say switching platforms, once again I’m referring to a legacy platform that we were shipping as they began to ramp some of their video gateway efforts.

I think the initial marketing of those video gateways was not as successful as they planned, so we saw a little bit of a slowdown in Q2 as well and expect that to pick back up in Q3. It’s really a combination of all of those things, I think, that led to, I will say the year-on-year cable unit decline that we referenced in the slides.

Amitabh Passi - UBS - Analyst

Larry, any help on ASPs and how those are trending?

Larry Robinson - ARRIS Group, Inc. - President of Customer Premises Equipment

Yes, I would say ASPs on the video side, trending consistent with past history. We are seeing the nominal year-on-year price reductions kick in with the identical platforms. Obviously when we ship platforms we are able to achieve a more efficient cost basis and in many cases, pass that on in terms of a price decrease as well. They are still moving in a negative direction as operators look to deploy more units at the end of the day.

On the broadband side, I would say it’s a little bit different. What we are seeing is more capable platforms being deployed into the market. If I look at our broadband shipments in aggregate, and look at the revenues compared to the units, we’re actually seeing an increase trend with respect to the ASPs, given a combination of product mix, but most notably, the more capable platforms we are shipping into the markets and to our customers.

Amitabh Passi - UBS - Analyst

Okay, thank you. I will get back in queue.

Operator

Next question comes from Simon Leopold, Raymond James. Please proceed.

Simon Leopold - Raymond James & Associates, Inc. - Analyst

Great. Take you for taking my questions. A handful that I would like to ask. First off is, your fourth quarter seasonality has been pretty tough to predict historically. And you have acknowledged that’s kind of the wackiest quarter in terms of patterns. In light of what you see for the third quarter, can you give us an indication of how you are thinking about the fourth quarter trends?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Yes, I think you answered the question by the way you asked the question. Fourth quarter has always been our hardest to predict. I do see increasing CapEx coming into the business, maybe not in the fourth quarter, but certainly in 2016, Simon. As the networks begin to run out of capacity in bandwidth on their HFC networks, they are investing in fiber deeper solutions as the amount of over-the-top traffic grows. Trying to time when these things are going to occur, I think is difficult for us. I do anticipate that they will happen and that 2016 is going to be an up year.

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JULY 29, 2015 / 9:00PM, ARRS - Q2 2015 ARRIS Group Inc Earnings Call

Simon Leopold - Raymond James & Associates, Inc. – Analyst

Do you have a best guess of a sequential move to think about for the December quarter? Given the variability, would you encourage people to think about it as flat?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

No, don’t paint me into a corner on that. I think that it remains to be seen.

Simon Leopold - Raymond James & Associates, Inc. - Analyst

Okay and in your prepared remarks, you suggested that with AT&T closing on the DirecTV deal, that it would move towards the satellite business. Certainly, it’s understandable that they would be utilizing that satellite footprint. But one of the things I’m wondering about is for the giga power of fiber to the home initiative, wouldn’t that still be an opportunity for IPTV boxes from ARRIS, so AT&T is not a binary event for you?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Gigapower is certainly an opportunity for us. In fact, Larry Robinson mentioned, I believe, in his presentation that we shipped or have Gigapower. Why don’t you comment, Larry, more on the Gigapower opportunity as it relates to both video as well as broadband.

Larry Robinson - ARRIS Group, Inc. - President of Customer Premises Equipment

I think, Simon, the bigger opportunity that we see in Gigapower is in the broadband area and the continued opportunity there to supply advanced video cell gateways into those markets for those customers. I think the question is the pivot and a little bit of uncertainty on our part with respect to AT&T’s specific plans with existing U-verse footprint and what they do from a video marketing perspective. It would seem that there is still opportunities to market that service, but obviously that’s an AT&T strategy and decision that I’m sure we will learn more about in the coming months.

Simon Leopold - Raymond James & Associates, Inc. - Analyst

Okay. I was hoping I could get a little bit more color on the 10% customers. I’m assuming it’s all domestic, two cable and one telco. Is that right?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Again, we’re not going to go there. Our customers really prefer we not get into that, Simon.

Simon Leopold - Raymond James & Associates, Inc. - Analyst

I didn’t suggest you had to name names.

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

(Laughter) Trying to twist my arm there.

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JULY 29, 2015 / 9:00PM, ARRS - Q2 2015 ARRIS Group Inc Earnings Call

Simon Leopold - Raymond James & Associates, Inc. – Analyst

I tried. And one last one, if I might. It sounds like the commentary suggests that the third quarter operating expenses with the ActiveVideo transaction would be up slightly sequentially. I would like to make sure I’m understanding that correctly.

David Potts - ARRIS Group, Inc. - EVP & CFO

I think they could be, but there could also be other puts and takes, Simon. Indeed, relative to the beginning of the year, we will have that base of 100% of ActiveVideo’s operating expenses to add to our base, which in the third quarter looks like about $8 million.

Simon Leopold - Raymond James & Associates, Inc. - Analyst

Great, thank you for taking my questions.

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Sure.

Operator

Next question is from Joseph Wolf, Barclays.

Joseph Wolf - Barclays - Analyst

Thanks. I wanted to go back to the Wi-Fi. Everybody mentioned it in the prepared remarks and then you guys released your report, I think it was last week, about home consumption and bandwidth. Where are you in terms of looking across your customer base in terms of an upgrade cycle and that opportunity both in the home and in the network? How could that scale in terms of size and scope?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Who wants to take it? Larry, you start.

Larry Robinson - ARRIS Group, Inc. - President of Customer Premises Equipment

Sure. With respect to inside the home, we are in the midst of what I would describe as that upgrade cycle taking place right now. Where if you think back a couple of years, I think the general deployment strategy was to deploy either a modem or an [NTA] into a household for that service. The majority of our shipments today are integrated gateways with very capable Wi-Fi platforms incorporated into them. I would say that’s underway.

What we are seeing on top of that is kind of that inherent upgrade cycle, whether it be through DOCSIS technology, obviously everything at this point is DOCSIS 3.0, but we referenced DOCSIS 3.1 coming around the corner. But also on the 802.11 side, the advancements taking place there, not only from a standards perspective, but also the desire to have higher-power platforms installed in the household. From a home perspective, I would say we’re in the midst of that upgrade cycle and have been for several quarters and expect it to continue well into 2016 and then potentially repeat as we go to DOCSIS 3.1.

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JULY 29, 2015 / 9:00PM, ARRS - Q2 2015 ARRIS Group Inc Earnings Call

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Bruce, would you add?

Bruce McClelland - ARRIS Group, Inc. - President of Network and Cloud

I’d add to that a lot of the discussions with customers are around gigabit per second speeds for their residential broadband service. That includes both the access network and the wireless network. So the coverage inside the home, the ability to stream up to a gigabit per second in burst speeds is a real focus. It drives the technology upgrade cycle in the wireless. It’s going to drive the upgrade cycle towards DOCSIS 3.1, which is both a CPE upgrade cycle as well as the access network.

I mentioned in my comments around the demand we’re seeing in our HSE product lines. That’s all about driving fiber deeper into the network and being able to turn on more DOCSIS channels to be able to get to that gigabit per second. Again, that drives the license upgrade (technical difficulty) on 6000 platforms and things like that. I really think we’re at kind of the front-end of another upgrade technology cycle as this DOCSIS 3.1 technology starts to be available next year. Good question.

Joseph Wolf - Barclays - Analyst

As an extension, you had talked about a little bit of a decline based on the hardware and the absorption of [bought] capacity. Is that the difference between the chassis and the software sales and should we expect that for a couple quarters? Does that tell us anything about the mix of customer activity, one customer being further along than another and that could reverse itself again? Or are you closer towards a lower revenue, higher-margin base with these 6000 right now?

Bruce McClelland - ARRIS Group, Inc. - President of Network and Cloud

I would not read to much into it other than it can be a little lumpy and it’s project -based. And so as we set guidance for Q3 based on the visibility we have, I think it’s down a little bit in the quarter. The 750 chassis as we get out there and get all of that deployed, that takes a bit of effort. You look at the European environment, things tend to slow down in the summer months a little bit. All of those things add up to what we think is a little less shipments in third quarter.

The promising thing is, of course, the strategy from the beginning has been to get a broad-base of platforms deployed around the world and go back and be able to sell capacity into those existing chassis. As I mentioned, we saw a larger mix of that in second quarter. I think we mentioned in our first quarter call that we started to see the first evidence of somewhat material sales and we saw more of that in the second quarter. Obviously, we think that continues over the next several years. It’s so easy to be able to go into an existing chassis and turn on this additional capacity and ratchet up to speeds to get to that gigabit per second level.

Joseph Wolf - Barclays - Analyst

Great. Thank you.

Operator

Your next question comes from Doug Clark, Goldman Sachs.

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JULY 29, 2015 / 9:00PM, ARRS - Q2 2015 ARRIS Group Inc Earnings Call

Doug Clark - Goldman Sachs – Analyst

Hi and thank you. I want to focus a little bit more on some of the customer dynamics, specifically on the cable side. In the prepared remarks there was mention of industry consolidation. Wondering if that is resulting in a bit of a pause from parties related?

Bruce McClelland - ARRIS Group, Inc. - President of Network and Cloud

It’s interesting. The industry consolidation that we were all talking about a few months ago was Comcast, Time Warner and that deal unraveled and Comcast is now spending more capital than they were earlier in the year. I think they are projecting increases in the second half. In that case, it’s a positive. On the other side of the coin, we’ve got Charter, Time Warner and Bright house, three companies trying to come together.

I think that there is a different dynamic there than there was even with Comcast Time Warner in that, as everyone knows, the current Charter was on a very aggressive digitization of their network, which consumed a lot of digital set tops during 2013 and 2014 and their CapEx is down right now. We believe or expect that once that consolidation is done, there will be an increase in CapEx as the new company begins to align their operations to a single way of doing business. That will take several years, I think, to occur. We do expect there to be incremental CapEx coming post- consolidation in that case.

Doug Clark - Goldman Sachs - Analyst

Sure. That makes sense. My question was specifically if at the companies, the parties involved, you are seeing any type of pullback in anticipation of the closure at this point?

Bruce McClelland - ARRIS Group, Inc. - President of Network and Cloud

None other than the one that, I wouldn’t call it a pullback as a result of consolidation. I’m just saying that Charter’s CapEx is down because their digitization is done. But no, we’ve seen, at least from our perspective, our point of view, we don’t see Bright House, Charter or Time Warner changing their investment patterns in anticipation.

Doug Clark - Goldman Sachs - Analyst

My other question was on the Network & Cloud side. I know you just talked a little bit about the capacity digestion. How long does that typically take? Is it typically a one-quarter phenomenon before customers re-engage on the chassis side? Similarly, have you seen any pick-up in competition, particularly as your largest competitor is now in-market with their solution?

Bruce McClelland - ARRIS Group, Inc. - President of Network and Cloud

Yes, for the most part, people don’t buy equipment and let it sit for long period of time. It’s a pretty fairly rapid process to get the gear installed, commissioned and turned on, so a fairly short-term phenomenon, I think. As far as the competitive environment, we certainly have been anticipating Cisco’s new product in the market for quite some time. I suspect it’s going to continue to be a pretty competitive battle out there to go win share. I haven’t seen a big shift in that dynamic. It’s always competitive. It will continue to be competitive.

Operator

Next question comes from Tim Quillin, Stephens Inc.

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JULY 29, 2015 / 9:00PM, ARRS - Q2 2015 ARRIS Group Inc Earnings Call

Tim Quillin - Stephens Inc. - Analyst

Good afternoon. I hear you saying that on the video CPE, the telco side is significantly weaker than what you are seeing on the cable side. Verizon, probably from a subscriber addition perspective, is facing some headwinds. But AT&T, it seems, has multiple headwinds with their CapEx reduction, product cycle issues and then the merger now, where they are probably shifting focus to DirecTV. What I’m trying to understand is, is the reduction in telco revenue more of a one customer issue or a two customer issue or more broad than that?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

I think we’ve been clear. We expect AT&T spending to be down from what it was last year. We expect Verizon’s spending to be down from what it was last year, just based on their public comments of a week ago when they were announcing their results and the fairly unfavorable results that they had with video ads. On the other hand, we see some positive stuff out there with [Frontier].

We think when they ultimately get a hold of the Verizon FiOS properties, will be investing in those. We think CenturyLink, who are a customer of ours would be increasing their investment over the next couple of years in video deployments. So it’s kind of mixed. Of course the two big guys are the ones that are affecting the business the most in the short-term.

Tim Quillin - Stephens Inc. - Analyst

Okay. And then in terms of the outlook for third quarter, especially, and then the rest of the year, how should we think about the two segments trending quarter over quarter, just sequential growth? I heard on the Network & Cloud side that CMTS was likely to be down, but there’s multiple product lines in there and you’ve got some big projects. Would you expect Network & Cloud to go up quarter over quarter or down and CPE as well? Thank you.

Bruce McClelland - ARRIS Group, Inc. - President of Network and Cloud

I think it could go either way, quite honestly. I think that in our guidance, that’s why we provide ranges. A lot of this comes in as the quarter progresses and so I think it could possibly go either way. I don’t see one business tilting toward the other at this point in the quarter.

David Potts - ARRIS Group, Inc. - EVP & CFO

I don’t think we have any dramatic shifts expected. You mentioned the other product lines. We talked about our HSE business, our access transport business continuing to be very strong here in the third quarter, so that’s a dynamic within Network & Cloud.

Tim Quillin - Stephens Inc. - Analyst

Thank you.

Operator

Your next question comes from Greg Mesniaeff, Drexel Hamilton.

Greg Mesniaeff - Drexel Hamilton - Analyst

Yes, quick question on DOCSIS 3.1. As you look towards 2016 and the ramp, can you give us some sense of the component in chip set landscape that you are seeing as far as pricing availability? What kind of impact could that have on costs of goods sold next year?

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JULY 29, 2015 / 9:00PM, ARRS - Q2 2015 ARRIS Group Inc Earnings Call

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

There is two parts to that. There is the network as well as the CPE. We’ll start with the network. Bruce?

Bruce McClelland - ARRIS Group, Inc. - President of Network and Cloud

Where we are at right now is a very active and robust environment around interoperability and testing. There is a lot of work going on within the cable [labs] environment, testing both ends of that solution. Certainly, from a head-end CMTS perspective, we’ve been, I think, by far the most active in that process and expect by towards the end of the year to be in a position to have the software on the CMTS ready for actual field trial testing with customers. And the modem side seems to be progressing at a similar sort of pace. Larry, do you want to touch on that?

Larry Robinson - ARRIS Group, Inc. - President of Customer Premises Equipment

On the CPE side, we’re obviously in an active development program today. As Bruce indicated, we would expect to see some very early trial activities late in the year, but really ramping more significantly next year. Obviously, price still needs to play out to some degree. There’s not the volume behind it quite yet to drive the prices down. Certainly 3.1 is at a premium and will be for quite a period of time. As that scales more into 2016 and more significantly, 2017 and beyond, I expect that to benefit from the volume of deployments associated with that technology.

Bruce McClelland - ARRIS Group, Inc. - President of Network and Cloud

The silicon provider landscape beyond the CMTS side tends to be a lot of internal organic development, although we do use some parts from Broadcomand there’s at least three different silicon manufacturers interested in the space on the modem side. It’s a pretty vibrant area.

Greg Mesniaeff - Drexel Hamilton - Analyst

Thank you. That’s very helpful.

Bruce McClelland - ARRIS Group, Inc. - President of Network and Cloud

Okay.

Operator

Thank you. Next question comes from Tim Quillin, Stephens Inc.

Tim Quillin - Stephens Inc. - Analyst

Thank you for taking my follow-up. That was a pretty quick follow-up, but on the broadband CPE business, the unit volumes were down year over year. I think the ASPs improved, so maybe revenue wasn’t down as much. But the backdrop for broadband, it has more obvious growth drivers than we see on video CPE. I’m wondering if there is a specific reason why you wouldn’t expect to see growth in that type of business? Is it the calm before the storm with DOCSIS 3.1 or why do you think we’re not seeing volume growth, at least right now?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Somebody take a look? We actually, quarter on quarter, saw unit volumes increase in the broadband space. Is that what you are referring to?

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JULY 29, 2015 / 9:00PM, ARRS - Q2 2015 ARRIS Group Inc Earnings Call

Larry Robinson - ARRIS Group, Inc. - President of Customer Premises Equipment

Year-over-year.

Tim Quillin - Stephens Inc. - Analyst

I’m sorry. Yes, year-over-year.

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

For the most part, these are customer transitions, Larry, aren’t they?

Larry Robinson - ARRIS Group, Inc. - President of Customer Premises Equipment

Yes, exactly. From our perspective, the broadband part of our business looks very good and I think even year over year has progressed nicely. What I think we are seeing is some of the mixes in ramps as we’ve garnered some share, traded some share. I think that’s what we are seeing. I don’t know that’s indicative of the overall market opportunity and how that’s evolving.

I think we’re quite optimistic in terms of what broadband has overall. I mentioned the increase in ASPs, but just in terms of the upgrade cycle and that market opportunity as IP video becomes more relevant, I think broadband will continue to become a bigger part of our CPE business going forward.

Bruce McClelland - ARRIS Group, Inc. - President of Network and Cloud

Yes, in fact I think that particular sub-category of products may be growing as the year progresses.

Tim Quillin - Stephens Inc. - Analyst

And would you be able to give us some sense, even if it’s in general terms, of the current mix within CPE between video and broadband? Thank you.

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

I think, Larry, in his formal comments gave you some indication of that, but that’s as far as we would want to go right now.

Tim Quillin - Stephens Inc. - Analyst

Okay. Thank you very much.

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

Thank you.

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JULY 29, 2015 / 9:00PM, ARRS - Q2 2015 ARRIS Group Inc Earnings Call

Operator

Thank you. We have no more questions. I would like to turn the call back to Bob Puccini for closing remarks.

Bob Puccini - ARRIS Group, Inc. - IR

Thank you. Bob, any final words?

Bob Stanzione - ARRIS Group, Inc. - Chairman & CEO

I just think that the service providers are continuing to deploy new and faster services. They are running out of capacity on their network. That’s good news for us because I think that we are facing an investment cycle not only in the home and in the head end, but also in-between as they upgrade their optics and RF networks and move over to PON architectures. Over-the-top traffic is growing by leaps and bounds.

Every day we hear of a new over-the-top service being announced, which is going to drive more demand for bandwidth and so on. The fundamentals of our business are as strong as they ever have been. We remain solidly profitable and with the Pace acquisition and these trends that we are facing, we think that we are poised for growth in 2016. Thank you for joining us this evening and we will now sign off.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect and have a great day. Thank you.

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